Exhibit 99.(a)(1)(J)

Email Regarding Revised Election Form for Black Box Stock Options Tender Offer

This is an email about the Offer to Amend or Replace Eligible Options by Black Box Corporation as more fully described in the Offering Memorandum and related materials previously provided to you (the “Offer”).

It has come to our attention that, due to a rounding error, the Election Form provided to certain Team Members was incorrect as to certain Eligible Options. If you are receiving this email, then your previous Election Form was incorrect as a result of this error. Attached to this email is a corrected Election Form.

Please use the corrected Election Form if you wish to tender one or more of your Eligible Options for amendment or replacement pursuant to the Offer. The incorrect Election Form previously provided to you will not be accepted. If you previously completed and returned the prior Election Form, you must resubmit your elections regarding the Offer using the attached, corrected Election Form.

Please refer to the previous materials provided to you for more information regarding the Offer. Those materials contain definitions and explanation of the terms used in this email, including “Eligible Options,” “Election Form” and “Offering Memorandum.”

Thank you for your attention to this matter. If you have any questions regarding the Offer or this email, please do not hesitate to contact us by email at 409A.StockOptions@BlackBox.com or by facsimile to “409A Stock Options TO Administrator” at 724-873-6608.